UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Entry into Material Agreements

Securities Purchase Agreement

On August 4, 2025, we entered into a securities purchase agreement (the “SPA”) with an institutional investor (the “Purchaser”) pursuant to which we sold to the Purchaser 2,222,222 pre-funded units with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share and one and one-half ordinary warrants (the “Offering”). Each pre-funded unit was sold at an offering price of $1.35 less the nominal remaining exercise price of $0.001. The Offering is expected to result in gross proceeds to us of approximately $3,000,000 before deducting placement agent fees and other estimated offering expenses (the “Offering”). The Offering closed on August 5, 2025.

Each pre-funded warrant is immediately exercisable upon issuance and can be exercised until all such pre-funded warrants are exercised at the remaining exercise price per share equal to $0.001. Each ordinary warrant is immediately exercisable upon issuance at an exercise price of $1.35 per share and will expire five years from the date of issuance. Each ordinary warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions. The SPA contains customary representations, warranties, and indemnification provisions.

Placement Agency Agreement

We also entered into a placement agency agreement, dated August 4, 2025 (the “Placement Agency Agreement”) with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. Pursuant to the Placement Agency Agreement, we paid the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering plus $85,000 in fixed fees. The Placement Agency Agreement contains customary representations, warranties, and indemnification provisions.

The form of the ordinary warrants, the form of the pre-funded warrants, the SPA, and the Placement Agency Agreement were described in the Registration Statement on Form F-1 (no. 333-289095) for the Offering and were attached as exhibits thereto.

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-269091).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 5, 2025	By:	/s/ William J. Caragol
Chief Financial Officer

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